SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2004, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheets as of December 31, 2004 and 2003	2
Consolidated Statements of Operations for the Years ended December 2004, 2003
and 2002	4
Consolidated Statements of Changes in Stockholders Equity (Capital Deficiency) and Comprehensive Loss for
the Years ended December 31, 2004, 2003 and 2002	5
Consolidated Statements of Cash Flows for the Years ended December 31, 2004,
2003 and 2002	6
Notes to Consolidated Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in capital deficiency (stockholders’ equity), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
March 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Expressed in thousands of United States dollars, except share amounts)

	2004		2003

Assets
Current assets
Cash and cash equivalents	US$	121,061	US$	68,811
Trade accounts receivable, net of allowance for
doubtful accounts of $ 13,367 in 2004 and
$14,951 in 2003		55,634		36,054
Deferred income taxes		33,647		-
Recoverable income taxes		9,844		5,134
Prepaid expenses		4,561		2,384
Other current assets		3,925		2,768

Total current assets	US$	228,672	US$	115,151

Property and equipment, net		367,367		373,528
Goodwill on acquisition of consolidated subsidiaries, net		270,821		268,639
Deferred income taxes		65,891		8,358
Judicial deposits		31,469		23,751
Recoverable income taxes		9,675		2,524
Investments and advances to equity investees		1,973		2,403
Other non-current assets		12,132		7,337

Total assets	US$	988,000	US$	801,691

	2004		2003

Liabilities and stockholders’ equity (capital deficiency)
Current liabilities
Trade accounts payable	US$	24,819	US$	20,478
Accounts payable to programmers, principally with
related parties		50,582		56,075
Income taxes payable		6,644		2,918
Sales taxes		13,128		12,116
Payroll and related charges		15,789		9,884
Short-term debt		-		349,932
Current portion of long-term debt		235,146		-
Interest payable		25,519		82,765
Deferred revenue		32,759		16,713
Due to related companies		14,333		-
Other financial charges payable		-		24,818
Accrued expenses and other liabilities		20,650		6,523

Total current liabilities	US$	439,369	US$	582,222

Non-current liabilities
Long-term debt, less current portion		330,554		-
Accounts payable to programmers, principally with related
parties		288		16,051
Due to related companies		420		2,063
Deferred sign-on, hook-up fee and programming benefit		26,029		23,899
Reserve for contingencies		185,860		168,852
Accrued expenses and other liabilities		1,829		11,495

Total non-current liabilities	US$	544,980	US$	222,360

Total liabilities	US$	984,349	US$	804,582

Commitments and contingencies

Stockholders’ equity (capital deficiency)
Preferred stock, no par value, shares authorized,
issued and outstanding (2004 and 2003 – 1,198,784,187)		1,493,279		1,493,279
Common stock, no par value, shares issued and outstanding (2004
and 2003 – 828,371,343)		811,737		811,737
Additional paid-in capital		133,440		15,027
Accumulated deficit		(2,187,850)		(2,092,032)
Accumulated other comprehensive loss, net		(246,955)		(230,902)

Total stockholders’ equity (capital deficiency)	US$	3,651	US$	(2,891)

Total liabilities and stockholders’ equity (capital deficiency)	US$	988,000	US$	801,691

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

	Years Ended December, 31

		2004		2003		2002

Revenue
Pay TV subscriptions	US$	496,878	US$	431,578	US$	421,022
Broadband subscriptions		34,259		16,676		12,516
Pay-per-view		20,939		17,152		16,614
Sign-on and hook-up fees		8,430		8,846		9,294
Other services		13,823		10,035		10,308

Total revenue		574,329		484,287		469,754
Taxes and other deductions from revenues		(107,125)		(91,972)		(82,597)

Net operating revenue		467,204		392,315		387,157

Programming and other operating costs of
which
US$ 152,590 relates to programming (US$135,647
in 2003 and US$ 144,542 in 2002), excluding depreciation		(234,370)		(214,240)		(225,585)
and amortization
Selling, general and administrative expenses		(109,761)		(77,163)		(69,517)
Depreciation and amortization		(56,736)		(63,727)		(74,170)
Impairment of goodwill		-		-		(2,773)
Other		4,430		(2,364)		(22,159)

Total operating costs and expenses		(396,437)		(357,494)		(394,204)

Operating income (loss)		70,767		34,821		(7,047)

Other income (expenses):
Monetary indexation, net		(5,955)		(3,532)		(26,004)
Gain (loss) on exchange rate, net		31,605		39,421		(132,657)
Interest expense		(101,251)		(79,738)		(73,732)
Financial expense, net		(50,818)		(36,129)		(84,530)
Interest income		8,587		7,628		7,630
Other		(585)		(2,660)		(4,750)

Total other expenses, net		(118,417)		(75,010)		(314,043)

Loss from continuing operations before equity in results
of investees		(47,650)		(40,189)		(321,090)
Equity in results of investees		1,640		(580)		(1,162)

Loss from continuing operations before income taxes		(46,010)		(40,769)		(322,252)
Income tax expense		(41,948)		(5,089)		(1,106)

Loss from continuing operations before cumulative effect
of accounting change and discontinued operations		(87,958)		(45,858)		(323,358)
Cumulative effect of accounting change		-		-		(367,733)
Discontinued operations:
(Loss) income from discontinued operations, less
income taxes of US$3 (US$0 in 2003 and US$3,283 in
2002		(2,040)		455		(9,914)
Loss from sale, net of tax		(5,820)		-		-

Total discontinued operations		(7,860)		455		(9,914)

Net loss	US$	(95,818)	US$	(45,403)	US$	(701,005)

Earnings (loss) per common share (basic and diluted)*:
- Continuing operations	US$	(0.11)	US$	(0.05)	US$	(0.83)
- Cumulative effect of accounting change	US$	-	US$	-	US$	(0.94)
- Discontinued operations	US$	(0.01)	US$	-	US$	(0.03)
Net loss per common share (basic and diluted)	US$	(0.12)	US$	(0.05)	US$	(1.80)

Weighted average number of common shares outstanding		828,371,343		828,371,343		390,499,870

* Due to the losses incurred in all periods, preferred shares have not been considered in the determination of per share amounts

See notes to consolidated financial statements.

	Number of shares issued		Capital stock			Additional paid-in capital	Unpaid capital	Accumulated deficit	Accumulated Other Comprehensive Loss	Total

	Preferred	Common	Preferred	Common	Total

Balance at December 31, 2001	159,936,142	121,189,144	1,272,508	652,455	1,924,963	10,357	(12,777)	(1,345,624)	(249,545)	327,374

Amortization of compensation cost of employees stock purchase plan	-	-	-	-	-	-	594	-	-	594
August 9, 2002 activities

Capitalization of advances made for future capital	23,645,241	352,012,573	5,524	82,235	87,759	-	-	-	-	87,759
Conversation of debentures, net of issuance costs	293,004,176	-	67,297	-	67,297	-	-	-	-	67,297
Capital contribution, net of issuance costs	198,909,005	75,893,597	43,452	14,244	57,696	-	-	-	-	57,696
Capitalization of programming credits due to stockholders	-	3,193,830	-	746	746	-	-	-	-	746

	515,558,422	431,100,000	116,273	97,225	213,498	-	-	-	-	213,498
August 19,2002 activities

Capitalization of advances made for future capital	37,811,449	276,082,012	8,499	62,057	70,556	-	-	-	-	70,556
Conversation of debentures, net of issuance costs	229,591,244	-	51,607	-	51,607	-	-	-	-	51,607
Capitalization of programming credits due to stockholders	221,691,214	-	49,832	-	49,832	-	-	-	-	49,832

	489,093,907	276,082,012	109,938	62,057	171,995	-	-	-		171,995
September 25, 2002 activities

Capitalization of advances made for future capital	35,872,799	-	6,740	-	6,740	-	-	-	-	6,740
Capital contribution, net of issuance costs	22,917	187	3	-	3	-	-	-	-	3

	35,895,716	187	6,743	-	6,743	-	-	-		6,743

Treasury stock repurchase	(1,700,000)	-	(12,183)	-	(12,183)	-	12,183	-	-	-
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	17,051	17,051
Net loss for the year	-	-	-	-	-	-	-	(701,005)	-	(701,005)

Balance at December 31, 2002	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 10,357	US$ -	US$ (2,046,629)	US$ (232,494)	US$ 36,250

Tax benefit of transactions with stockholders	-	-	-		-	4,670		-	-	4,670
Change in cumulative translation adjustment for the year	-	-	-		-	-	-	-	1,592	1,592
Net loss for the year	-	-	-		-	-	-	(45,403)	-	(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ -	US$ (2,092,032)	US$ (230,902)	US$ (2,891)

Tax benefit of transactions with stockholders	-	-	-	-	-	118,413	-	-	-	118,413
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	(16,053)	(16,053)
Net loss for the year	-	-	-	-	-	-	-	(95,818)	-	(95,818)

Balance at December 31, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ -	US$ (2,187,850)	US$ (246,955)	US$ 3,651

	2004	2003	2002

Net loss for the year	(95,818)	(45,403)	(701,005)
Cumulative translation adjustments	(16,053)	1,592	17,051

Total comprehensive loss	US$ (111,871)	US$ (43,811)	US$ (683,954)

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Years Ended December 31,

	2004		2003		2002

Operating activities
Net loss for the year	US$	(95,818)	US$	(45,403)	US$	(701,005)
Adjustments to reconcile net loss to net cash
provided by
operating activities:
Deferred sign-on and hook-up fee revenues		695		1,187		4,777
Amortization of deferred sign-on and hook-up fee		(7,908)		(4,444)		(4,412)
revenues
Equity in results of investees		(1,640)		580		1,162
Non-cash compensation expense		112		228		594
Exchange losses, monetary indexation and interest		115,276		58,149		197,825
expense, net
Depreciation and amortization		56,736		66,183		78,692
Impairment of goodwill		-		-		2,773
Deferred income taxes		9,082		(7,665)		3,364
Cumulative effect of accounting change		-		-		367,733
Write off and disposal of assets, net		7,721		1,776		(798)
Reserve for contingencies		(9,859)		14,475		48,114
(Increase) decrease in operating assets
Trade accounts receivable		(14,915)		151		(280)
Income taxes recoverable		(4,137)		(1,028)		5,638
Prepaid expenses and other assets		(9,952)		(13,953)		(958)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers		(20,875)		(8,889)		95,774
Income taxes payable		3,156		2,523		1,021
Payroll and related charges		4,466		2,546		(3,615)
Sales taxes, accrued expenses and other liabilities		6,849		(7,456)		11,316

Net cash provided by operating activities		38,989		58,960		107,715

Investing activities
Acquisition of investments
and advances to related companies, net of repayments		79		(1,180)		2,651
Acquisition of property and equipment		(43,377)		(22,827)		(37,959)
Proceeds from sale of equipment		20,029		4,567		8,631

Net cash used in investing activities		(23,269)		(19,440)		(26,677)

Financing activities
Short-term debt
Issuances		-		37		46,120
Repayments		(193)		(86)		(102,266)
Long-term debt
Issuances		-		-		-
Repayments		-		-		(107,423)
Related party loans
Issuances		-		16		2,332
Repayments		-		(6)		(1,227)
Tax benefit of transaction with stockholders		27,186		4,670		-
Capital contributions in cash		-		-		91,961

Net cash provided by (used in) financing activities		26,993		4,631		(70,503)

Effect of exchange rate changes on cash and cash		9,537		8,905		(7,254)

equivalents

Net increase in cash and cash equivalents		52,250		53,056		3,281

Cash and cash equivalents at beginning of the year		68,811		15,755		12,474

Cash and cash equivalents at end of the year	US$	121,061	US$	68,811	US$	15,755

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	4,775	US$	510	US$	851
Cash paid for interest	US$	-	US$	-	US$	57,288

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company is controlled by Globo Comunicações e Participações S.A. (Globopar) and its subsidiaries, Roma Participações Ltda. (Romapar) and Distel Holding S.A. (Distel). Globopar is part of the largest media and entertainment group in Brazil. As further described in Note 17, Teléfonos de México S.A. de C.V. (Telmex) through its subsidiary Latam do Brasil Participações S.A. (Latam) entered into a purchase and sale agreement with Globopar to acquire a minority stake in the Company.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2004 and 2003:

	2004			2003

	Common	Preferred	Total	Common	Preferred	Total

Globo Comunicações e Participações	10.4%	-	4.3%	-	7.2%	4.3%
S.A.
Distel Holding S.A	37.5%	-	15.3%	31.0%	3.4%	14.7%
Roma Participações Ltda.	42.4%	16.7%	27.2%	36.2%	20.9%	27.2%
BNDES Participações S.A.	7.3%	31.1%	21.4%	8.4%	31.5%	22.1%
RBS Participações S.A.	0.6%	6.0%	3.8%	6.8%	1.6%	3.8%
Public Market	1.8%	46.2%	28.0%	17.6%	35.4%	27.9%

	100.0%	100.0%	100.0%	100%	100.0%	100.0%

The Company and its subsidiaries provide cable television services under the “NET” brand name and high-speed Internet access under the “VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the national communication agency for a term of 15 years, automatically renewable, subject to compliance with applicable laws and regulations, certain technical and financial requirements for establishing a network and operating the business, and payment of a fee.

In November 2004, the Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company will be able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

Completion of debt restructuring

As further detailed on Notes 9 and 17, on March 22, 2005, the Company finalized its debt restructuring plan.

In connection with the debt restructuring, on February 8, 2005 the Company announced its offering to exchange up to US$76,593 aggregate principal amount of its 7.0% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933, as amended, and cash, for its US$97,692 12 5/8% Senior Guaranteed Notes due 2004. This exchange offer was consummated on March 18, 2005, with 99% of creditors’ participating.

Management continues to focus on the increase in its subscribers base, the implementation of better sales channels, improvement in customer service and maintaining its levels of investment in line with its capacity to generate operational cash flows, by means of improved controls for the decision making process in a selective and disciplined manner.

Management understands that achieving balance between its cash generation and its debt service obligations is essential to maintain the Company’s leading position as provider of pay-television services and take advantage of the demand for advanced services in Brazil. Thus, the consummation of the debt restructuring, as more fully described in Note 17, will allow the Company to reach a balanced working capital structure that may provide a lower dependence on third party short-term and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility

The Company holds the following direct and indirect subsidiaries in ownership percentages at December 31:

	2004		2003

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	86.00	13.62	86.00	13.62
Net Belo Horizonte Ltda.	100.00	-	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A.	99.99	-	99.99	-
CMA Participações S.A.	50.67	46.60	50.67	46.60
Dabny, LLC	100.00	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	100.00	-	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.87	2.12	97.87	2.12
Cabodinâmica TV Cabo São Paulo S.A.	63.00	36.99	63.00	36.99
Net Campinas Ltda.	100.00	-	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Jaguari Telecomunicações S. A. (*)	-	-	99.94	0.06
Vicom Ltda.	-	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	-	99.62	-	99.62
Net Anápolis Ltda.	-	99.62	-	99.62
Net Bauru Ltda.	-	99.62	-	99.62
Net Campo Grande Ltda.	-	99.62	-	99.62
Net Goiania Ltda.	-	99.62	-	99.62
Net Piracicaba Ltda.	0.08	99.54	0.08	99.54
Net Ribeirão Preto S.A.	-	99.62	-	99.62
Net São José do Rio Preto Ltda.	-	99.62	-	99.62
Net Sorocaba Ltda.	-	99.62	-	99.62
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV	-	100.00	-	100.00
Ltda.
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Televisão a Cabo Vindima Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda.	0.01	99.99	0.01	99.99
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Cable S.A. (*)	-	-	44.25	55.75

Equity Investees
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-
Net Brasil S.A.	-	-	40.00	-

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged.

Due to continuous operational improvements resulting from revenues increases and costs reductions due in part to renegotiation with content providers that detach programming costs from U.S. dollars, many of the Company’s subsidiaries are profitable.

Sale of investments

(a) Vicom

Consistent with the Company’s strategy to focus on and increase its resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations. The terms of the sale of Vicom comprises transferring Company’s full interest in Vicom to Comsat. In addition, the Company retained US$2,100 of Vicom’s debt. The accounts receivable from Comsat is comprised as follows:

1. US$6,103 (equivalent to R$16,200 at December 31, 2004) – Brazilian reais denominated non interest bearing to be received in five annual installments, subject to inflation adjustment by the accumulated variation of IPCA (Consumer Price Index), being the first 4 installments due on the first, second, third and fourth anniversaries of the closing date and the fifth installment due on the fifth anniversary of the closing date (due date). The first installment is recorded as other current assets and the second, third, fourth and fifth installments are recorded as other non-current assets;

2. US$6,316 – US dollar denominated non interest bearing, recorded as other non-current assets to be received in four annual installments due on the first, second, third and fourth anniversary of the closing date, each installment payment being equal to the positive amount, if any, of 35% of the aggregated net cash flow of Vicom for the twelve months immediately preceding each anniversary of the closing date. According with the agreement, it is understood that (i) negative Net Cash Flows do not represent an obligation of the Company to additionally fund Comsat and (ii) Comsat shall not use any negative Net Cash Flow for any twelve month payment to offset against positive Net Cash Flows of any following periods. The outstanding balance, if any, will be paid on the due date.

According with APB 21 Interest on Receivables and Payables, as those amounts are non interest bearing, they are recorded in the Company’s financial statements at their present values discounting using a rate of 8.8% for the Brazilian reais denominated accounts receivable and 4.51% for the U.S. dollar denominated accounts receivable.

Additionally, the Company wrote-off its investment and goodwill balances in the amounts of US$3,200 and US$11,049, respectively, in connection with the sale of the investment. The Company recorded a net loss of US$5,820 in the 2004 consolidated statement of operations as discontinued operations. Additionally, net revenues of discontinued operations amounted to US$10,927, US$17,244 and US$ 16,389 for the years ended December 31, 2004, 2003, 2002, respectively and pretax results of discontinued operations amounted to (US$2,040), US$455 and (US$9,914) for the years ended December 31, 2004, 2003, 2002, respectively.

(b) Net Brasil

On July 8, 2004, the Company transferred its 40% interest in Net Brasil to the related company, Distel Holding S.A., and recorded a net loss of US$650 in the 2004 consolidated statement of operations as other non-operating income and expense.

The strengthening of the Brazilian Real exchange rate had a positive effect on the Company’s financial position and results of operations in 2004 due to its high level of foreign currency denominated debt. The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$2.6544: US$1.00 at December 31, 2004, R$2.8892: US$1.00 at December 31, 2003 and R$3.5333: US$1.00 at December 31, 2002. At March 22, 2005 the exchange rate was R$2.7060 US$1.00.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity (capital deficiency), and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”. The Company has selected the U.S. dollars as its reporting currency.

As discussed in Note 1, the Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the closing of this transaction, the Company has disposed of its telecommunication services business. Accordingly, the results of operations have been restated to reflect the telecommunication business as discontinued operations for all periods.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net loss or financial condition.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 50 percent-owned investee, TV Cabo e Comunicações de Jundiaí S.A., is accounted for by the equity method.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view and revenues from providing high-speed data services. Revenue is recorded in the month the services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system.

Sales taxes and other deductions included in gross revenues are recorded as deductions from revenues.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$ 29,055, US$ 16,787 and US$ 11,910 for the years ended December 31, 2004, 2003 and 2002, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

e) Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

f) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to equity investees under stockholders agreements whereby the Company is committed to finance its share of the development of the investees’ operations. Periodically these advances are capitalized. The Company’s share of losses of these investees is recognized considering the existence of the advances to such investees.

g) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed data services. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2004 and 2003.

h) Goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the initial impairment review for the reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its formerly owned corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company performs its impairment test annually at December 31.

i) Contingent liabilities

The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

The Company is subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues reserves for legal proceedings when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is always based on the opinion of its internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

j) Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portions or all of deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in Note 10, is recorded as additional paid-in capital.

k) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet under cash and cash equivalents with any gains or losses recorded in financial expense or income.

l) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3 million shares in 2004 and 2003 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an equity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, the accompanying financial statements have been restated for the effects of this accounting change.

m) Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in stockholders’ equity (capital deficiency). In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of stockholders’ equity (capital deficiency).

n) Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No.25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company’ stock options is less than the market price of the underlying shares on the date of grant, compensation is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share in 2004 and 2003. The Company did not have an employee stock compensation program during 2002.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), or FASB Statement No. 123(R), "Share-Based Payment,'' which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation.'' FASB Statement No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees'' and amends FASB Statement No. 95, "Statement of Cash Flows.'' Generally, the approach in FASB Statement No. 123(R) is similar to the approach described in FASB Statement No. 123. However, FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

Companies must adopt FASB Statement No. 123(R) no later than July 1, 2005. The Company expects to adopt FASB Statement No. 123(R) in its 2005 financial statements using the modified-prospective method. As permitted by FASB Statement No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of FASB Statement No. 123(R)'s fair value method will effect how the Company accounts for stock-based compensation in the future. The impact of adoption of FASB Statement No. 123(R) will not be material to the Company’s reported results.

4. Cash and Cash Equivalents

	2004		2003

Cash	US$	4,944	US$	4,541
Brazilian Interbank Deposit – “CDI”		60,575		20,027
Financial Investments Funds		55,542		44,243

	US$	121,061	US$	68,811

5. Recoverable Income Tax

	2004		2003

Withholding income taxes	US$	19,519	US$	7,658
Current portion		(9,844)		(5,134)

Non-current portion	US$	9,675	US$	2,524

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liability for income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

6. Goodwill on Acquisition of Consolidated Subsidiaries, Net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142, the Company recorded a non-cash charge of US$ 367,733 to reduce the carrying value of Goodwill. Such charge is non operational in nature and is reflected as a cumulative effect of accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology.

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

On December 31, 2004 and 2003, the annual dates on which the Company performed its annual impairment test, the Company concluded that no additional impairment was required.

A summary of changes in the Company’s goodwill during the years ended December 31, 2004 and 2003 and total assets at December 31, 2004 and 2003 by reporting units is as follows:

			Deferred			Gain (loss) on
	January 1, 2004		income tax		Disposal	Translation		December 31, 2004

Region I
Net Campinas Ltda.	US$	46,637	US$	-	-	US$	4,135	US$	50,772
Net São Paulo Ltda.		21,921		(115)	-		1,939		23,745
Net São Carlos S.A.		4,861		-	-		430		5,291
Net Piracicaba Ltda.		3,582		-	-		317		3,899
Net Franca Ltda.		665		-	-		59		724
Net Indaiatuba Ltda.		110		-	-		10		120
Others		12,302		-	-		18		12,320

Region II
Net Belo Horizonte Ltda.		10,657		(358)	-		942		11,241
Net Rio S.A.		10,323		(4,823)	-		913		6,413
Net Brasília Ltda.		4,912		-	-		434		5,346
Net Recife S.A.		1,146		-	-		101		1,247
Net Anápolis Ltda.		206		-	-		19		225
Others		1,315		(542)	-		116		889

Region III
Net Sul Comunicações Ltda.		138,782		(2,469)	-		12,276		148,589

Region IV
Vicom Ltda.		11,220		-	(11,049)		(171)		-

TOTAL	US$	268,639	US$	(8,307)	US$	(11,049)	US$ 21,538	US$	270,821

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired business accounted for using the purchase method of accounting.

	January 1,				Gain (loss) on		December 31,
	2003		Addition		translation		2003

Region I
Net Campinas Ltda.	US$	38,136	US$	-	US$	8,501	US$	46,637
Net São Paulo Ltda.		17,925		-		3,996		21,921
Net São Carlos S.A.		3,975		-		886		4,861
Net Piracicaba Ltda.		2,929		-		653		3,582
Net Franca Ltda.		544		-		121		665
Net Indaiatuba Ltda.		90		-		20		110
Others		12,246		-		56		12,302

Region II
Net Belo Horizonte Ltda.		8,714		-		1,943		10,657
Net Rio S.A.		8,442		-		1,881		10,323
Net Brasília Ltda.		4,016		-		896		4,912
Net Recife S.A.		937		-		209		1,146
Net Anápolis Ltda.		-		210		(4)		206
Others		1,075		-		240		1,315

Region III
Net Sul Comunicações Ltda.		113,483		-		25,299		138,782

Region IV
Vicom Ltda.		9,175		-		2,045		11,220

TOTAL	US$	221,687	US$	210	US$	46,742	US$	268,639

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity (capital deficiency), and in the statement of comprehensive loss for the year.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

	2004		2003

		Accumulated	Net Book	Net Book
	Cost	depreciation	Value	Value

Cable network	897,251	(594,961)	302,290	US$ 287,999
Data processing equipment	91,037	(64,399)	26,638	29,992
Buildings and improvements	9,546	(7,331)	2,215	3,422
Fixtures, fittings and installations	10,398	(6,510)	3,888	4,493
Vehicles	2,016	(1,946)	70	381
Other	67,229	(57,469)	9,760	12,203

	1,077,477	(732,616)	344,861	338,490
Cable construction materials	21,414	-	21,414	33,973
Land	1,092	-	1,092	1,065

Total property and equipment, net	1,099,983	(732,616)	367,367	US$ 373,528

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$6,574 at December 31, 2004 (US$6,040 at December 31, 2003). Total depreciation expense for property and equipment was US$56,171, US$61,690 and US$67,075 for 2004, 2003 and 2002, respectively.

8. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has the same rights in the distribution of Globosat programming to its franchising areas, while Sky Brasil Ltda., distributes video content through its DBS systems.

The pay-per-view events are negotiated through a consortium between Globosat and the Company and its subsidiaries, represented by Net Brasil S.A., to jointly explore, the assets, programming rights and resources to selling and transmitting those events.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been changed. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining programming, in particular content or channels produced in Brazil , while the Company will directly obtain all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s line-up. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007.

The amounts due to and from related companies as of December 31, 2004 and 2003 are as follows:

	2004				2003

	Current		Non-current		Current		Non-current
	Liabilities		Liabilities		Liabilities		Liabilities

Globo Comunicações e Participações
S.A.	US$	13,239	US$	-	US$	-	US$	-
Distel Holding S.A.		1,094		-		-		875
RBS Administração e Cobrança Ltda.		-		420		-		385
Net Brasil S.A.		-		-		-		803

	US$	14,333	US$	420	US$	-	US$	2,063

The amount due to Globopar relates to the prepayment by Globopar, as guarantor under the International Finance Corporation (IFC), of all amounts owed by the Company to the IFC thereby becoming a creditor of the Company by virtue of subrogation to the IFC, and released Globopar and the Company from all obligations to the IFC. The amount due to Globopar bears interest at 3% per annum over the six-month U.S. dollar LIBOR, in identical conditions of the original debt with the IFC. At December 31, 2004 the amount due to Globopar, comprising principal plus accrued interest, financial charges and contractual penalties was US$ 13,239.

As part of the debt restructuring, the Company will settle the total obligations owed to Globopar and to Distel Holding S.A.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2004, 2003 and 2002 were US$ 1,530, US$ 2,289 and US$ 1,904, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2004, 2003 and 2002 were US$ 15,520, US$ 24,370 and US$ 19,648, respectively.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2004, 2003 and 2002 were US$ 4,816, US$ 5,115 and US$ 6,510, respectively.

The amounts due to programmers are comprised as follows:

	2004				2003

	Current		Non-current		Current		Non-current

Related companies:
Net Brasil S.A.	US$	35,892	US$	288	US$	47,715	US$	9,147
Globosat Programadora Ltda.		4,417		-		3,389		2,268
TV Globo Ltda.		771		-		626		626
USA Programadora Ltda.		464		-		377		377
Canal Brazil S.A.		-		-		273		273
Canal Rural Produções Ltda.		135		-		110		110
RBS Empresa de TVA Ltda.		60		-		49		50

		41,739		288		52,539		12,851

Third parties		8,843		-		3,536		3,200

	US$	50,582	US$	288	US$	56,075	US$	16,051

During 2003 and 2004, the Company renegotiated the terms of certain programming agreements. Prior to these renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, approximately 97% of the 2004 programming costs were renegotiated to be denominated in Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$10,421, which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 48 months, and/or to reduce marketing expenses, depending on certain specific events.

As part of the renegotiation of the programming costs, it was agreed that the unpaid amounts related to the year ended December 31, 2002 would be paid, within 18 to 24 monthly installments, as from January 2004. The non-current portion of accounts payable to programmers matures in 2006. The future payments are adjusted based on the IGPM domestic inflation index and secured by promissory notes.

9. Debt

Due to a lack of liquidity resources and difficulty in obtaining alternate financing at reasonable interest rates to repay the principal and satisfy the obligations under the terms of its debt instruments, in December 2002, the Company ceased making payments on its outstanding debt and entered into negotiations with its lenders and credit holders.

As more fully described in Note 17, on March 22, 2005, the Company announced the consummation of its debt restructuring plan with the adherence of creditors representing 98% of its total debt. Accordingly, short-term debt has been reclassified to long-term for the portion of the new debt not due to be repaid during 2005.

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

The Company exchanged all its obligations owed to each of its creditor and based on the aggregate principal and accrued interest, excluding any default or penalty interest as of June 30, 2004, referred to as credit amount, for the following:

  new senior secured debt in a principal amount equal to approximately 60% of such credit amount;

  cash in the amount of approximately 40% of such credit amount; and

  cash interest at three-month LIBOR plus 3.0% in the case of U.S. dollar-denominated obligations and at the CDI rate plus 2.0% in the case of reais-denominated obligations, from July 1, 2004 through the day immediately prior to the date of closing, calculated on 100% of such credit amount.

The new senior secured debt issued by the Company in connection with the restructuring are denominated in reais in the case of debt issued to creditors that currently hold reais-denominated instruments, and in U.S. dollars in the case of creditors that currently hold U.S. dollar instruments. Certain creditors elected to convert the denomination of their U.S. dollar instruments to reais-denominated instruments. Approximately 57% of the new senior secured debt outstanding upon the consummation of the restructuring are denominated in reais and the remaining portion of the new senior secured debt is denominated in U.S. dollars.

The reais-denominated senior secured debt bears interest at the CDI rate plus 2.0%, increasing to 3.0% after December 15, 2005. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The U.S. dollar-denominated senior secured debt bears interest either at a fixed rate of 7.0% or, in the case of certain creditors, at the three-month LIBOR rate plus 3.0%.

The principal amount of all new senior secured debt issued in connection with the restructuring will be repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009.

The fixed amortization requirements of the senior secured debt is subject to certain adjustments, which allow the Company to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

All of the new senior secured debt issued in connection with the restructuring, is guaranteed jointly and severally by all but two of the Company’s subsidiaries, TV Cabo Criciúma Ltda. and TV Cabo e Comunicações Jundiaí S.A.

All of such new senior secured debt is subject to limitations and is secured by the pledge of :

(a) Company’s shares of all of its direct and indirect subsidiaries,
(b) All of the network assets of the Company operating subsidiaries and
(c) The accounts receivable from subscribers in São Paulo, Santos and Rio de Janeiro, although the foreclosure rights of the creditors is limited to 30% of those receivables.

The instruments evidencing the new senior secured debt contain various covenants and restrictions that limit the actions that the Company may take in connection with the Company’s business and that require the Company to maintain certain financial ratios. Those limitations include, but are not limited to additional indebtedness, modifications to dividend policies, transaction with affiliates and capital expenditures. The breach by the Company of any of these covenants, including the obligation to pay interest and repay principal in accordance with the terms of such instruments, would result, in some cases after customary notice and cure periods, in an event of default that would allow the holders of such instruments to accelerate the remaining principal amount of such debt, and otherwise to exercise their legal and contractual remedies against the Company under the instruments evidencing the new senior secured debt.

The various base rates used to determine the interest rate of the Company’s new debt at December 31, follows:

2004

LIBOR	3.10%
CDI	16.17%
IGPM	12.41%

The debt restructuring will be accounted for in accordance with SFAS 15. Accordingly, the carrying amount of the new debt will differ from the principal amounts as agreed with creditors. The principal maturities of the new debt as determined in accordance with FAS statement 15 are as follows:

	December 31, 2004

2005	US$	235,146
2006		33,114
2007		82,785
2008		115,899
2009		98,756

	US$	565,700

Other Debt Related Matters

Incremental expenses and success fees of approximately US$25,000 related to the debt restructuring were charged to operations in 2004. This amount was recorded in the “financial expense, net” account in the consolidated statement of operations for the year ended December 31, 2004.

The Company’s debt related expenses are reported in the income statement as components of other income (expense) as follows:

Financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situations and the reserve for financial operations tax - IOF.

Monetary variation, net consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index.

Gain (loss) on exchange rate, net consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as a function of the U.S. dollar’s appreciation or devaluation in relation to the real.

10. Stockholder’s Equity

Capital

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. For the year ending December 31, 2004, the Company’s local currency financial statements presented a net loss of US$ 17,101 (2003 net loss of US$ 92,893 and 2002 net loss of US$318,508). The Company has paid no dividends during the three years ended December 31, 2004, 2003 and 2002. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

Until February 1, 2005, relationships among controlling stockholders of Net Serviços were defined in the stockholders’ agreement entered on July 11, 2002. As per the agreement, any stockholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the stockholders’ agreement, allowing the right of first refusal. The agreement also provided for shares issuances at the Board of Directors discretion, approved by the simple majority of the board members that attend to the meeting and included the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts.

On February 1, 2005, a new agreement was executed, as more detailed in Note 17.

Changes in ownership

(a) Agreement between Globo Comunicações e Participações S.A (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex)

On June 27, 2004, Globopar entered into an agreement to sell part of its interest in the Company to a strategic investor, Telmex. This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares (745,147,153 common shares and 1,079,874,843 preferred shares).

On November 3, 2004, the Board of Directors approved to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. As described in Note 17, this transaction was consummated on March 21, 2005.

(b) Exchange of shares between Globopar, Distel and Romapar (collectively referred to as Globopar) and Bradesplan Participações S.A. (Bradesplan)

On August 16, 2004, 130,511,010 preferred shares issued by the Company and held by Globopar were exchanged for 130,511,010 common shares issued by the Company and held by Bradesplan, representing 6.4% of the Company total capital.

As a result of this transaction the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Company Stockholders’ Agreement were terminated.

(c) Proposal for the acquisition of RBS Participações S.A. (RBS) common shares by Globopar, Distel and Romapar (collectively referred to as Globopar)

On November 22, 2004, Globopar and RBS entered into an agreement pursuant to which Globopar agreed to transfer 51,704,008 of the Company’s preferred shares held by the Globopar to RBS, representing 2.55% of the Company’s total capital, and RBS agreed to transfer an equal number of the Company’s common shares held by RBS to Globopar, representing 6.24% of Net’s voting capital and 2.55% of its total capital. As a result of this transaction, the rights and obligations of RBS as party of the existing Company’s Stockholders’ Agreement were terminated for all purposes and effects.

(d) Stock Option Plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process were granted stock-options that ultimately included the issuance of approximately 3 million shares in December 2004 and 2003. The exercise price of the stock-option is the same price agreed with creditors in connection with the capital increase of the private offering as described in Note 17. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process.

Corporate reorganization plan

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A.. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling stockholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing stockholder. The contributed benefit of US$ 27,186 realized in 2004 (US$ 4,670 in 2003) by means of cash savings on current income tax obligations by certain operating subsidiaries, as well as the benefit realizable within the next three years of US$ 91,227 in 2004 were credit to additional paid-in capital. The actual issuance of shares is subject to ratification by the stockholders. The additional capital paid is transferred to capital upon the issuance of the shares.

11. Income Tax

The statutory rates applicable in each year ended December 31, 2004, 2003 and 2002 were 25% for Federal Income Tax and 9% for Social Contribution.

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s tax loss to the tax expense follows:

	Years ended December 31,

	2004		2003		2002

Loss before equity in results of investees, income taxes, cumulative effect of accounting change and discontinued operations.	US$	(47,650)	US$	(40,189)	US$	(321,090)
Statutory composite tax rates		34.00%		34.00%		34.00%

Tax benefit at statutory rates	US$	16,201	US$	13,664	US$	109,171
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP		(34,923)		11,835		113,218
Income and social tax on permanent differences BRGAAP		70,153		35,287		(104,892)
Non deductible goodwill amortization and impairment		-		-		(943)
Tax benefit of transaction with stockholder		27,186		4,670		-
Accumulated temporary differences local x fiscal books		47,197		-		-
Other		(1,114)		(18,798)		(31,323)
Increases in valuation allowance		(166,648)		(51,747)		(86,337)

Income tax expenses	US$	(41,948)	US$	(5,089)	US$	(1,106)

Current income tax		(32,866)		(12,754)		(1,013)
Deferred income tax		(9,082)		7,665		(93)

Income tax expenses, net	US$	(41,948)	US$	(5,089)	US$	(1,106)

The net deferred tax asset is comprised as follows:

	2004		2003

Deferred tax assets:
Tax loss carryforwards	US$	411,060	US$	300,295
Tax benefit of transaction with stockholder		119,640		-
Accrued expenses - not currently deductible		47,197		20,247
Change in functional currency		9,926		8,726
Debt restructuring – capitalized costs in local books		8,360		-
Deferred hook-up revenue charges and financial leasing		8,344		7,632

		604,527		336,900
Deferred tax liabilities:
Property and equipment		(4,074)		(5,812)

		(4,074)		(5,812)

Net deferred tax assets		600,453		331,088
Valuation allowance		(500,915)		(322,730)

Net deferred tax asset		99,538		8,358
Current assets		(33,647)		-

Non-current assets	US$	65,891	US$	8,358

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2004 and 2003, the Company and its subsidiaries had tax loss carryforwards of US$1,171,197 and US$887,593, respectively.

The valuation allowance related to the tax loss carryforwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operational leases as of December 31, 2004 are as follows:

	Office spaces		Lamp poles		Total

2005	US$	1,111	US$	16,325	US$	17,436
2006		1,072		17,279		18,351
2007		1,071		19,328		20,399
2008		1,049		21,389		22,438
2009		1,047		22,245		23,292

Total	US$	5,350	US$	96,566	US$	101,916

Rental expenses for the years ended December 31, 2004, 2003 and 2002 were US$ 2,685, US$ 2,097 and US$ 16,966, respectively.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel. The reserves for probable losses reflect management’s estimated maximum losses.

At December 31, the reserves for contingent liabilities are summarized below:

	2004		2003

Tax related matters	US$	167,939	US$	153,042
Labor related claims		11,702		10,116
Civil related claims		6,219		5,694

Total	US$	185,860	US$	168,852

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 31,469 (US$ 23,751 in 2003), which is available to offset payments required under ultimate unfavorable court decisions.

The main changes in the 2004 contingencies reserve balance when compared with 2003 reflect the interest and monetary variation on existing processes.

Following is a description of the Company’s major tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions in respect to this matter, management has established a reserve of approximately US$ 66,000 (US$ 59,000 in 2003). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2004, the amount of US$ 43,748 (US$ 34,325 in 2003) was recorded under reserve for tax contingencies.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of US$ 23,357 (US$ 21,459 in 2003) relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$ 7,894 (US$ 6,302 in 2003) for potential losses related to this assessment.

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 4,003 (US$ 3,604 in 2003) for losses related to these matters.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2004, court deposits and reserve related to this dispute amounts to US$ 10,812 (US$ 8,659 in 2003).

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 3,123 (US$ 4,070 in 2003) to cover potential losses arising from this dispute.

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 5,430 (US$ 2,780 in 2003).

The Company is defending a federal tax assessment notice in the amount of US$ 7,911 (US$ 7,268 in 2003) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has established a reserve of US$ 3,424 (US$ 3,146 in 2003) for losses related to this matter.

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 5,876 (US$ 5,061 in 2003), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Cabodinamica TV Cabo São Paulo is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has established a reserve of US$ 3,279 (US$ 2,646 in 2003).

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the entire compensation of net operating losses obtained prior to the limitation to 30% was established. Management has established a reserve of US$ 3,102 (US$ 2,583 in 2003).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 9,347 (US$ 8,587 in 2003). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has established a reserve of US$ 1,099 (US$ 1,857 in 2003).

In September 2003, the subsidiary Net Rio S.A received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$9,542. The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio S.A. is defending itself and established a reserve in the amount of US$3,491 (US$2,644 in 2003) for potential losses related to this assessment.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

At December 31, 2004 and 2003 the Company’s U.S. dollar exposure was comprised as follows:

	2004		2003

Debt	US$	193,811	US$	206,583
Accounts payable to programmers		-		33,798
Due to related companies		13,239		-
U.S. dollar denominated investment funds		(54,713)		-

	US$	152,337	US$	240,381

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

(ii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the financial instruments approximates their book value.

(iii) Derivatives

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company has invested in hedge funds that had entered into short-term forward interest and foreign exchange swaps contracts. On December 31, 2004 the total amount of this investment was US$54,713, which is classified as cash and cash equivalents.

14. Non-cash Transactions

The following non-cash transactions occurred in 2002 as part of the recapitalization of the Company:

  Programming credits amounting to R$ 155,184 thousand (equivalent to US$ 49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$ 2,236 thousand (equivalent to US$ 746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$ 383,191 thousand (equivalent to US$ 123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$ 18,491 thousand (equivalent to US$ 6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$ 365,817 thousand (equivalent to US$ 120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

15. Guarantor Subsidiaries - Consolidating Statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the debt restructuring plan, which will be senior secured obligations of Net Serviços de Comunicação S.A., ranking senior in right of payment to any all existing and future indebtedness of Net Serviços; and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for TV Cabo Criciúma Ltda.

The condensed consolidated balance sheet at December 31, 2004 and 2003 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2004, are presented for:

(i) Net Serviços de Comunicação S.A. (Net Serviços parent company),

(ii) guarantor subsidiaries which are all wholly-owned (wholly-owned subsidiaries combined) and the less than wholly owned subsidiary (CMA Participações S.A.),

(iii) TV Cabo Criciúma Ltda. that is not a guarantor and

(iv) elimination entries (eliminations).

Net Serviços investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations. Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been included as “Wholly-owned subsidiaries (combined)”.

			Guarantors

	Net Serviços (parent Company)		Wholly-owned Subsidiaries (combined)		Less than wholly – owned Subsidiary		Non-guarantors Subsidiary		Eliminations		Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$	134	US$	120,920	US$	2	US$	7	US$	(2)	US$	121,061
Accounts receivable, net		-		55,475		-		159		-		55,634
Other current assets		26,363		26,633		-		119		(1,138)		51,977

	US$	26,497	US$	203,028	US$	2	US$	285	US$	(1,140)	US$	228,672
Property and equipment, net		24,630		342,294		-		443		-		367,367
Investments and advances to investees		1,973		-		19,767		-		(19,767)		1,973
Investments and advances to consolidated
Subsidiaries		370,767		99,792		-		646	US$	(471,205)		-
Goodwill, net (consolidated subsidiaries)		258,771		12,050		-		-		-		270,821
Other assets		15,053		103,953		-		161		-		119,167

Total assets	US$	697,691	US$	761,117	US$	19,769	US$	1,535	US$	(492,112)	US$	988,000

Current liabilities
Trade accounts payable	US$	5,945	US$	18,858	US$	15	US$	16	US$	(15)	US$	24,819
Current portion of long-term debt		225,410		77,950		-		-		(68,214)		235,146
Due to related companies		14,333		9,148		49		-		(9,197)		14,333
Accounts payable to programmers		15,841		50,471		-		185		(15,915)		50,582
Other current liabilities		34,692		79,433		-		364		-		114,489

	US$	296,221	US$	235,860	US$	64	US$	565	US$	(93,341)	US$	439,369

Non-current liabilities
Long-term debt, less current portion		262,435		68,119		-		-		-		330,554
Accounts payable to programmers	US$	-	US$	288	US$	-	US$	-		-	US$	288
Due to related companies		420		-		-		-		-		420
Advances to equity investes		54,235		401,143		(7)		493		(455,864)		-
Deferred sign-on, hookup fee and programming benefit		1,792		26,455		-		29		(2,247)		26,029
Other payables and accruals		78,937		108,643		-		109		-		187,689

	US$	694,040	US$	840,508	US$	57	US$	1,196	US$	(551,452)	US$	984,349

Advances for future capital						1,310				(1,310)		-
Minority interestes in consolidated subsidiaries						7				(7)		-
Stockholders' equity (deficit)
Capital	US$	2,438,456	US$	10,358		59,498	US$	357	US$	(70,213)	US$	2,438,456
Accumulated deficit		(2,187,850)		(91,001)		(39,728)		162		130,567		(2,187,850)
Cumulative translation adjustments		(246,955)		1,252		(1,375)		(180)		303		(246,955)

	US$	3,651	US$	(79,391)		18,395	US$	339	US$	60,657	US$	3,651

	US$	697,691	US$	761,117	US$	19,769	US$	1,535	US$	(492,112)	US$	988,000

			Guarantors

	Net Serviços (parent Company)		Wholly-owned Subsidiaries (combined)		Less than wholly – owned Subsidiary		Non-guarantors Subsidiary		Eliminations		Net Serviços (consolidated)

Statement of operations
Net revenue	US$	-	US$	466,44	US$	-	US$	1,169	US$	(411)	US$	467,204
Direct operating expenses		-		(234,781)		-		-		411		(234,370)
Selling, general and administrative expenses		(32,895)		(76,085)		(44)		(737)		-		(109,761)
Depreciation and amortization		(7,653)		(42,227)		-		(117)		(6,739		(56,736)
Other, net		(1,045)		5,492		-		(17)		-		4,430
Exchange gains (losses), net		15,777		9,889		-		(16)		-		25,650
Financial expense		(133,841)		(18,267)		-		(123)		162		(152.069)
Financial income		9,125		(383)		-		7		(162)		8,587
Equity in results of consolidated subsidiaries		66,658		190,144		-		-		(256,802)		-
Investees		1,640		-		-		-		-		1,640
Other, net		(14,015)		13,460		(12)		(18)		-		(585)
Income tax		430		(42,257)		-		(121)		-		41,948
Minority interest in results of consolidated subsidiaries		-		-		-		-		-		-
Income (loss) from operations, net of tax		-		-		-		(2,040)		-		(2,040)
Loss from sale, net of tax		-		-		-		(5,820)				(5,820)

Loss for the period	US$	(95,819)	US$	271,431	US$	(56)	US$	(7,833)	US$	(263,541)	US$	(95,818)

Statement of Cash Flows
Net cash provided by operating activities	US$	(95,890)	US$	134,793	US$	(44)	US$	48	US$	82	US$	38,989
Cash used in investing activities
Acquisition of property and equipment		(1,875)		(41,447)		-		(55)		-		(43,377)
Acquisition of investments and advances		37,769		(32,835)		-		80		(4,935)		79
Proceeds from sale of equipment		48		19,981		-		-		-		20,029
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
.. Issuances		-		-		-		-		-		-
.. Repayments		(193)		-		-		-		-		(193)
. Long-term debt
.. Issuances		-		-		-		-		-		-
.. Repayments		-		-		-		-		-		-
. Related party loans
.. Issuances		173,750		58,361		45		1,079		(233,235)		-
.. Repayments		(140,706)		(96,224)		(1)		(1,159)		238,090		-
Tax benefit of transaction with stockholder		27,186										27,186
Effect of exchange rate changes
on cash and cash equivalents		15		9,522		1		1		(2)		9,537
Cash and cash equivalents -
Beginning of period		30		68,767		1		13				68,811

Cash and cash equivalents - end of period	US$	134	US$	120,918	US$	2	US$	7	US$	-	US$	121,061

			Guarantors

	Net Serviços (parent Company)		Wholly-owned Subsidiaries (combined)		Less than wholly – owned Subsidiary		Non-guarantors Subsidiary		Eliminations		Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$	30	US$	68,767	US$	1	US$	14	US$	(1)	US$	68,811
Accounts receivable, net		-		35,988		-		66		-		36,054
Other current assets		13,940		7,013		-		74		(10,741)		10,286

	US$	13,970	US$	111,768	US$	1	US$	154	US$	(10,742)	US$	115,151
Property and equipment, net		30,638		331,804		-		345		10,741		373,528
Investments and advances to investees		2,403		-		-		-		-		2,403
Investments and advances to consolidated
Subsidiaries		216,768		22,531		18,161		681	US$	(258,141)		-
Goodwill, net (consolidated subsidiaries)		248,961		19,678		-		-		-		268,639
Other assets		19,017		42,752		-		18		(19,817)		41,970

Total assets	US$	531,757	US$	528,533	US$	18,162	US$	1,198	US$	(277,959)	US$	801,691

Current liabilities
Accounts payable to suppliers and programmers	US$	13,206	US$	63,156	US$	2	US$	191	US$	(2)	US$	76,553
Short-Term debt		283,702		113,307		-		-		(47,077)		349,932
Due to related companies		7,289		143,349		-		-		(150,638)		-
Other current liabilities		132,938		28,686		-		103		(5,990)		155,737

	US$	437,135	US$	348,498	US$	2	US$	294	US$	(203,707)	US$	582,222
Non-current liabilities
Accounts payable to programmers	US$	-	US$	16,051	US$	-	US$	-		-	US$	16,051
Due to related companies		2,063		277,413		-		-		(277,413)		2,063
Deferred sign-on, hookup fee and Programming benefit		2,334		21,558		-		7		-		23,899
Other payables and accruals		93,116		86,742				489		-		180,347

	US$	534,648	US$	750,262	US$	2	US$	790	US$	(481,120)	US$	804,582

Advances for future capital						1,204				(1,204)
Minority interestes in consolidated subsidiaries		-		136		-		-		(136)		-
Stockholders' equity (deficit)
Capital	US$	2,320,043	US$	1,042,765		59,498	US$	357	US$	(1,102,620)	US$	2,320,043
Accumulated deficit		(2,092,032)		(1,767,357)		(39,672)		294		1,806,735		(2,092,032)
Cumulative translation adjustments		(230,902)		502,727		(2,870)		(243)		(499,614)		(230,902)

	US$	(2,891)	US$	(221,865)		16,956	US$	408	US$	204,501	US$	(2,891)

	US$	531,757	US$	528,533	US$	18,162	US$	1,198	US$	(277,959)	US$	801,691

			Guarantors

	Net Serviços (parent Company)		Wholly-owned Subsidiaries (combined)		Less than wholly – owned Subsidiary		Non-guarantors Subsidiary		Eliminations		Net Serviços (consolidated)

Statement of operations
Net revenue	US$	-	US$	392,631	US$	-	US$	961	US$	(1,277)	US$	392,315
Direct operating expenses		(2,305)		(212,677)		-		(534)		1,276		(214,240)
Selling, general and administrative expenses		(21,590)		(55,486)		(18)		(87)		18		(77,163)
Depreciation and amortization		(9,206)		(54,392)		-		(129)		-		(63,727)
Other, net		845		(3,189)		-		(20)		-		(2,364)
Exchange gains (losses), net		21,614		14,307		-		(32)		-		35,889
Financial expense		(76,859)		(39,565)		(8)		(28)		593		(115,867)
Financial income		1,860		6,346		-		5		(583)		7,628
Equity in results of consolidated subsidiaries		46,356		(26,342)		-				(20,014)		-
Investees		(580)		-		-		-		-		(580)
Other, net		(843)		(1,813)		-		(4)		-		(2,660)
Income tax		(4,695)		(372)		-		(22)		-		(5,089)
Minority interest in results of consolidated subsidiaries		-		64		-				(64)		-
Income (loss) from operations, net of tax		-		455		-		-		-		455

Loss for the period	US$	(45,403)	US$	19,967	US$	(26)	US$	110	US$	(20,051)	US$	(45,403)

Statement of Cash Flows
Net cash provided by operating activities	US$	(562,549)	US$	155,761	US$	(28)	US$	(3)	US$	465,779	US$	58,960
Cash used in investing activities
Acquisition of property and equipment		(9,867)		(13,000)		-		40		-		(22,827)
Acquisition of investments and advances		417,342		176,595		-				(595,117)		(1,180)
Proceeds from sale of equipment		1,019		3,554		-		(6)		-		4,567
Net cash provided by financing activities		-		-						-		-
Change in overdraft facilities , net
. Short-term debt
.. Issuances		37		-		-				-		37
.. Repayments		(86)		-		-				-		(86)
. Long-term debt
.. Issuances		-		-		-				-		-
.. Repayments		-		-		-				-		-
. Related party loans
.. Issuances		80,198		754,367		29		1,077		(835,655)		16
.. Repayments		(23,114)		(940,674)		-		(1,263)		965,045		(6)
Tax benefit of transaction with stockholder		4,670										4,670
Effect of exchange rate changes
on cash and cash equivalents		92,120		(83,327)		-		164		(52)		8,905
Cash and cash equivalents -
Beginning of period		260		15,491		-		4		-		15,755

Cash and cash equivalents - end of period	US$	30	US$	68,767	US$	1	US$	13	US$	-	US$	68,811

			Guarantors

	Net Serviços (parent Company)		Wholly-owned Subsidiaries (combined)		Less than wholly – owned Subsidiary		Non-guarantors Subsidiary		Eliminations		Net Serviços (consolidated)

Statement of operations
Net revenue	US$	-	US$	382,847	US$	-	US$	809	US$	3,501	US$	387,157
Direct operating expenses		-		(221,586)		-		(503)		(3,496)		(225,585)
Selling, general and administrative expenses		(44,721)		(24,699)		(32)		(91)		26		(69,517)
Depreciation and amortization		(9,965)		(64,124)		-		(81)		-		(74,170)
Cumulative effect of accounting change		(367,733)		-		-		-		-		(367,733)
Other, net		15,440		(40,387)		-		15		-		(24,932)
Exchange gains (losses), net		(79,841)		(78,792)		-		(28)		-		(158,661)
Financial expense		(118,254)		7,319		(8)		(11)		(47,308)		(158,262)
Financial income		146,505		(186,199)		-		6		47,318		7,630
Equity in results of consolidated subsidiaries		(238,766)		331,947		-		-		(93,181)		-
Investees		(1,162)		-		-		-		-		(1,162)
Other, net		(2,508)		(2,241)		-		(1)		-		(4,750)
Income tax		-		(1,085)		-		(21)		-		(1,106)
Minority interest in results of consolidated suibsidiares		-		601				-		(601)		-
Income (loss) from operations, net of tax		-		(9,914)		-		-		-		(9,914)

Loss for the period	US$	(701,005)	US$	93,687	US$	(40)	US$	94	US$	(93,741)	US$	(701,005)

Statement of Cash Flows
Net cash provided by operating activities	US$	393,445	US$	(715,439)	US$	(36)	US$	189	US$	429,556	US$	107,715
Cash used in investing activities
Acquisition of property and equipment		(8,731)		(29,223)		-		(5)		-		(37,959)
Acquisition of investments and advances		(236,504)		(51,482)		-				290,637		2,651
Proceeds from sale of equipment		105		8,519		-		7		-		8,631
Net cash provided by financing activities		-		-		-				-		-
Change in overdraft facilities , net
. Short-term debt
.. Issuances		35,759		10,361		-				-		46,120
.. Repayments		(30,166)		(72,100)		-				-		(102,266)
. Long-term debt
.. Issuances		-		-		-				-		-
.. Repayments		(684)		(106,739)		-				-		(107,423)
. Related party loans
.. Issuances		320,338		256,151		36				(574,193)		2,332
.. Repayments		(342,142)		486,915		-				(146,000)		(1,227)
. Capital contribution		91,961		-		-				-		91,961
Effect of exchange rate changes
on cash and cash equivalents		(226,439)		219,379		-		(194)		-		(7,254)
Cash and cash equivalents -
Beginning of period		3,318		9,149		-		7		-		12,474

Cash and cash equivalents - end of period	US$	260	US$	15,491	US$	-	US$	4	US$	-	US$	15,755

16. Supplementary Information

	2003				Year ended December 31, 2004

Descriptions	Balance at beginning of the year		Charges of expense		Effect of currency variation		Balance at end of the year

Allowance for doubtful accounts	US$	(14,951)	US$	(7,226)	US$	8,810	US$	(13,367)

Income tax valuation allowance	US$	(322,730)	US$	(166,648)	US$	(11,537)	US$	(500,915)

	2002				Year ended December 31, 2003

Allowance for doubtful accounts	US$	(11,916)	US$	(6,784)	US$	3,749	US$	(14,951)

Income tax valuation allowance	US$	(246,591)	US$	(51,747)	US$	(24,392)	US$	(322,730)

	2001				Year ended December 31, 2002

Allowance for doubtful accounts	US$	(10,011)	US$	(11,235)	US$	9,330	US$	(11,916)

Income tax valuation allowance	US$	(286,627)	US$	(86,337)	US$	126,373	US$	(246,591)

17. Subsequent Events

a) Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company’s and held by Bndespar, representing 7.26% of Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share.

The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

On February 1, 2005, the stockholders Globopar, Distel and Romapar (collectively referred to as Globopar), and Latam do Brasil Participações S.A. (Latam), company indirectly controlled by Teléfonos de México, S.A. de C.V. (Telmex), announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

b) Consummation of the debt restructuring and capital increase

On March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005). The total amount of shares to be issued will be 1,825,021,996 shares, comprised of 745,147,153 common and 1,079,874,843 preferred shares. Stockholders who have subscription rights may exercise such right until April 20, 2005. If any shares are left unsubscribed by the end of this period, the Company will make an auction, where Globopar and Telmex will subscribe, respectively, any exceeding common and preferred shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005). This commitment was established on an irrevocable and irreversible basis through a Subscription Agreement signed by the Company, Globopar and Telmex.

On March 21, 2005, Globo Comunicações e Participações S.A., Distel Holding S.A., Roma Participações Ltda., and UGB Participações S.A. (collectively referred to as Globo) subscribed 681,605,160 common shares and Latam do Brasil Participações S.A. (Latam), indirectly controlled by Teléfonos de México, S.A. de C.V. (Telmex) subscribed 54,096,360 common and 179,906,550 preferred shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005), resulting in a total amount of US$ 118,427 (equivalent to R$ 320,463 at March 22, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:

a) 802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam (49%), which holds 51% of the Company’s voting capital.

b) 460,928,020 common shares representing 29.29% of voting capital to Latam do Brasil Participações S.A.

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal. At this date, the Company paid 40% of the total debt principal amount plus interest over the debt balance as of June 30, 2004, for the period between July 1, 2004 and March 21, 2005, using LIBOR plus 3% per year for U.S. dollar denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$ 52,500 (equivalent to R$ 142,000 at March 22, 2005) of its own cash, approximately US$ 74,000 (equivalent to R$ 200,000 at March 22, 2005) from a bridge loan and approximately US$ 94,000 (equivalent to R$ 255,000 at March 22, 2005) from Globopar’s and Telmex’s share subscription according to their respective subscription rights in the context of the current capital increase. Additionally, Globopar will use approximately US$ 23,500 (equivalent to R$ 64,000 at March 22, 2005) of its credits with the Company to exercise the remaining share of its subscription rights.

The remaining amount to be received through the issuance of shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005), as a result of the private offering or through the auction, will be immediately used to settle the bridge loan and reestablish the cash used by the Company. If there is any proceed available, the Company should amortize an additional principal amount of the new debt.

Additionally, if the price per share increases beyond US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005) during the auction, at least 80% of the exceeding amount will also be used to amortize the new debt principal.

The objective of this restructuring was to protect the Company, by having a debt amortization schedule compatible with the Company’s cash generation and that would allow the Company’s sustainable growth. Management believes that as a result of the current amortization schedule and the protection against interest and/or exchange rates volatility according with the new debt instruments, such objective was completely achieved.

See Note 9 for a description of the new debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.